UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM
Los Militares 4290 Piso 6,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2485
Fax: (56 2) 2425 2493
www.sqm.com

Santiago, Chile. September 22, 2015.- Sociedad Química y Minera de Chile S.A. (SQM or the “Company”) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that in the coming months it expects the iodine production capacity of its Nueva Victoria facilities located in the first region of Chile to reach more than 9.0 kton1 per year. Additionally, production costs continued to decrease, reaching historic levels in the first seven months of 2015 (13.5% lower than the production costs seen in the same period of 2014).

SQM’s iodine and derivatives2 sales volumes reached approximately 8.8 kton in 2014 and are projected to reach approximately 9.3 kton this year. SQM expects to continue expanding its market share over the next few years based on its low production costs and its integrated global sales network.

Patricio de Solminihac, CEO of SQM, commented, “What we have achieved in iodine and nitrates production in Nueva Victoria is very positive. The achievements not only reflect higher productivity levels throughout the entire production process, but also display the results of what has been done in the research and development area of the Company in recent years. This R&D has allowed us to redesign the production processes, reaching performance and efficiency levels never seen before.”

Considering the production capacity in Nueva Victoria and SQM’s significant iodine inventories of over 9.5 kton, it is not necessary to continue the mining operation at the Pedro de Valdivia facility (located in the second region of Chile), and therefore this facility will stop operating in the next two months. This facility is mostly focused on the production of nitrates (approximately 500 kton per year), and has iodine production of approximately 2.8 kton per year.

SQM will partially continue operating the iodine plants, processing iodine solutions and operating other facilities at Pedro de Valdivia. This will allow for production levels of approximately a third of the current production of iodine and nitrates3 at this facility.

Related to this, Mr. de Solminihac commented, “Undoubtedly the mining operation of Pedro de Valdivia has been a very important part of SQM’s development. The advances in the processes and technology developed by the Company in recent years allow us to replace the nitrates production at Pedro de Valdivia with nitrates production from the Nueva Victoria facility. The decision to close the mining operation and part of the production plants of Pedro de Valdivia is inevitable, given the current production capabilities of the Company.”

Considering Nueva Victoria and the operations that will be maintained in Pedro de Valdivia, SQM will soon have an effective iodine production capacity of approximately 10.0 kton per year. The use of nitrates produced at Nueva Victoria will lead to a significant reduction in the production cost of potassium nitrate and will allow SQM to meet growing sales projections of specialty fertilizers and solar salts in the future.

Regarding the long term production projections, Mr. de Solminihac added, “We are evaluating concrete low cost projects to increase production in the long term. We could initiate one of these projects in the next two years, adding iodine production capacity of approximately 2.5 kton per year.”

There will be about 713 employees impacted by the closure of the Pedro de Valdivia production facilities. SQM will implement several programs to benefit these employees, the most important of which is a program that will enable affected employees who wish to relocate to apply for positions available within the Company. Those who leave the Company will be offered severance packages with conditions far superior than what is legally required. These severance packages will be complemented with training programs to allow these workers to update their skills, as well as support from career transition specialists. Additionally, in order to ease the transition, SQM will collaborate with workers and their families who wish to continue residing in Company housing facilities.

1 Thousands of metric tons

2 Less than one ton of iodine is required to produce one ton of iodine derivatives

3 The nitrates that will be produced in the next few years will use the evaporation ponds and crystallization plants of the Coya Sur facility

2

“SQM values its employees and the contribution they have made to our operations, and that is why we are dedicating substantial resources in order to facilitate and support their job transition process, both for those who remain in the Company at other facilities, as well as for those who choose to pursue opportunities elsewhere,” commented Mr. de Solminihac.

The accounting value (net of depreciation and provisions) of the fixed assets that will stop operating is approximately US$40 million (2.2% of the total fixed assets of SQM). SQM expects to estimate the residual value of these assets in the next few weeks and will inform the market of the estimated accounting impacts related to the change of the value of the fixed assets, which will accounted for in the third quarter 2015 financial statements.

Additionally, SQM estimates that employee compensation costs will amount to approximately US$25 million, of which US$8.8 million were provisioned as of June 2015. The difference of US$16.2 million will be recognized as an additional cost before taxes in the third quarter of 2015.

3

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: September 22, 2015	/s/ Ricardo Ramos
By: Ricardo Ramos
CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

5